UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Western Digital Corporation

Full Name of Registrant
N/A

Former Name if Applicable

20511 Lake Forest Drive

Address of Principal Executive Office (Street and Number)
Lake Forest, California 92630

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)
Western Digital Corporation (the “Company”) is unable to file its annual report on Form 10-K within the prescribed time period for its fiscal year ended June 30, 2006, because as previously announced on July 27, 2006, the Company has appointed a Special Committee of its Board of Directors that is conducting a Company-initiated, voluntary review of its historical stock option grants. The Special Committee has hired independent counsel and is reviewing option grants from fiscal year 1998 to the present. The Special Committee’s review is on-going. The Company plans to file its Form 10-K as promptly as practicable after the completion of the Special Committee’s review. Work remains to be completed by the Special Committee and the Company is not able to predict with certainty when the Special Committee’s work will be completed. As a result, the Company may not be able to file its Form 10-K by September 28, 2006 (the fifteenth calendar day following the prescribed due date for such report).

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Raymond M. Bukaty	(949)	672-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company previously announced results of operations for the fiscal year ended June 30, 2006 in an earnings release dated July 27, 2006, furnished on Form 8-K on July 27, 2006. As previously announced:
(i) The Company’s results for its full year ended June 30, 2006, reflected revenue of $4.3 billion, net income of $396 million, and earnings per share of $1.77. Net income for the full year included a $22 million favorable adjustment related to deferred income taxes. For the full year ended July 1, 2005, revenue was $3.6 billion, net income was $198 million, and earnings per share was $0.91.
(ii) The Company generated $402 million in cash flow from operations during fiscal 2006, and ended the year with $699 million of cash and short-term investments. During fiscal 2005, the Company generated $461 million in cash flow from operations and ended the year with $598 million of cash and short-term investments.
As previously announced, while the Special Committee reviewing the Company’s historical stock option grants has not completed its review, a preliminary determination has been made that measurement dates for accounting purposes may differ from recorded dates used for certain grants made from fiscal year 1999 through fiscal year 2003. The Company does not at present anticipate a material adjustment to the fiscal 2005 and 2006 operating results included in its July 27, 2006 earnings release. However, depending on the results of the Special Committee’s review, a material adjustment to prior period financial statements could be required.
This notification of late filing on Form 12b-25 contains a forward-looking statement regarding the Company’s current anticipation that the stock option review will not result in a material adjustment to the operating results reported by the Company in its July 27, 2006 press release. This forward-looking statement is based on the Company’s current expectations and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statement, including risks and uncertainties arising out of the Company’s ongoing review of its stock option grants and developments in regulatory and legal guidance regarding stock option grants and accounting for such grants. For example, information may be learned and analysis may be undertaken concerning the Company’s historic stock option grants and accounting that may materially impact the Company’s financial statements or results. Readers are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the date hereof, and the Company undertakes no obligation to update this forward-looking statement to reflect subsequent events or circumstances.
Western Digital Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2006	By	/s/ Stephen D. Milligan

Stephen D. Milligan
Senior Vice President and Chief Financial Officer

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